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                                                               File No. 69-380
                                                                        ------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C., 20549

                                  FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935
                     To Be Filed Annually Prior to March 1

                      CATALYST VIDALIA HOLDING CORPORATION
                      ------------------------------------
                               (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         See Attachment A

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         See Attachment A

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

         Sold 1,000,096,000 kwh. of electric energy at wholesale.

         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

         Sold no kwh. of electric energy or Mcf. of natural or manufactured gas distributed at retail outside Louisiana.


                                                                    Pg. 1 of 5

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         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

         Sold no kwh. of electric energy of Mcf. of natural or manufactured gas at wholesale outside Louisiana, or at the Louisiana State line.

         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line. See attachment A.

         Purchased no kwh. of electric energy or Mcf. of natural or manufactured gas outside Louisiana, or at the Louisiana State line.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         None

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         None

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         Not applicable

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         None

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         Not applicable


                                   EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.


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         Consolidated and consolidating financial statements of the claimant as of the close of the 1998 calendar year will be filed when they become available.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of January, 1999.

                            Catalyst Vidalia Holding Corporation
                            ------------------------------------
                                      (Name of claimant)


                         By           /S/ Jack R. Sauer
                            --------------------------------------
                                       Jack R. Sauer
                                      Vice President

CORPORATE SEAL

Attest:

      /S/ Elsie Sugiharto
--------------------------------
        Elsie Sugiharto
          Accountant


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:



 Jack R. Sauer                Vice President
----------------------------------------------
    (Name)                        (Title)

         c/o Century Power, LLC
       3900 Park Avenue, Suite 102
            Edison, NJ 08820
------------------------------------------
                (Address)

EXHIBIT B            Financial Data Schedule

         If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No.                Caption Heading
     1                  Total Assets
     2                  Total Operating Revenues
     3                  Net Income

         The Financial Data Schedule will be submitted as soon as the financial statements of the Claimant for the 1998 calendar year become available.

                                   EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

         See Attachment B

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                                                                  Attachment A
                                                                  ------------

                      CATALYST VIDALIA HOLDING CORPORATION

                             Statement by Claimant

1. Catalyst Vidalia Holding Corporation (the "Claimant") is a Louisiana corporation. The Claimant's location is 409 Texas Street, Vidalia, Louisiana 71373. The nature of its business is a 100% ownership interest in Catalyst Vidalia Corporation, a Louisiana corporation ("Catalyst Vidalia"), which owns a 50% interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited Partnership, a Louisiana limited partnership in commendam (the "Partnership"). The Partnership is located at Old River Control Complex, North Highway 15, Lettsworth, Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, 192 megawatt hydroelectric facility. Further information regarding the business of the Partnership is contained in Note 2 below.

2. The Claimant owns 100% of Catalyst Vidalia. Catalyst Vidalia is the sole general partner of the Partnership. Catalyst Vidalia owns a 50% interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership.

         The Partnership's assets consist of a leasehold interest in a 192 MW run-of-river hydroelectric facility located in Concordia Parish (near Vidalia), Louisiana, approximately one mile north of the Army Corps of Engineers Old River Control Complex between the Mississippi River and the Red/Atchafalaya Rivers. The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 MW, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low Sill Structure of the Old River Control Structure. A single 40-mile, 115-KV transmission line connects the Project with Louisiana Power and Light's existing substation, just west of Vidalia.

         In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of financial institutions. The original term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements, the Partnership was granted certain options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues form Project operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.

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                                                                  Attachment B
                                                                  ------------


                            The Catalyst Group, Inc.

                      Organization as of December 31, 1998
                      ------------------------------------

                                         State of
Name                                     Incorporation        Location of Business   Nature of Business
----                                     -------------        --------------------   ------------------

Ronald W. Cantwell                       N/A                  N/A                    100% ownership of The Catalyst Group, Inc.
     (Individual)

The Catalyst Group, Inc.                 Louisiana            Vidalia, LA            100% ownership of Catalyst Vidalia Acquisition
                                                                                     Corporation.

Catalyst Vidalia Acquisition             Louisiana            Vidalia, LA            100% ownership of Catalyst Vidalia Holding
     Corporation ("CVAC")                                                            Corporation and the sole member of Century
                                                                                     Power, LLC.

Catalyst Vidalia Holding                 Louisiana            Vidalia, LA            100% ownership of Catalyst Vidalia Corporation
     Corporation ("CVHC")

Catalyst Vidalia Corporation             Louisiana            Lettsworth, LA         General Partner of Catalyst Old River
                                                                                     Hydroelectric Limited Partnership
                                                                                     with 50% interest in and 100% voting interest
                                                                                     in such partnership. See expanded
                                                                                     response to question 2.

Catalyst Old River Hydroelectric         A Louisiana          Lettsworth, LA         Lessee of a 192-Megawatt hydroelectric
     Limited Partnership                 Limited                                     facility in Concordia Parish, Louisiana.
                                         Partnership                                 See expanded respone to question 2.

Century Power, LLC                       Louisiana            Edison, NJ             Owns 100% of the CVHC Participating Preferred
                                                                                     Stock

Catalyst Construction Corporation        Delaware             Collinsville, CT       Inactive, owned 100% by CVAC
     of Connecticut

Catalyst Energy Construction             Delaware             Collinsville, CT       Inactive, owned 100% by CVAC
     Corporation

Catalyst Waste-to-Energy Corporation     Delaware             --                     Inactive, owned 100% by CVAC

Obermeyer Hydraulic Turbines             Connecticut          --                     Inactive, owned 100% by CVAC

Catalyst Energy Systems Corporation      Delaware             --                     Inactive, owned 100% by CVAC




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